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                               NATIONS FUNDS TRUST
                                DISTRIBUTION PLAN
                           FOR LIQUIDITY CLASS SHARES

            WHEREAS, Nations Funds Trust (the "Trust") is engaged in business as a diversified, open-end investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"); and

      WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Trust and the owners of shares of beneficial interest ("Shareholders") in Liquidity Class Shares of the Trust's portfolios, as listed on Exhibit A, and such other portfolios as may be added to the Trust and Exhibit A (the "Liquidity Class Funds");

            NOW THEREFORE, the Trustees of the Trust hereby adopt this distribution plan pursuant to Rule 12b-1 under the 1940 Act.

            Section 1. The Trust has adopted this distribution plan (the "Plan") to enable the Trust to directly or indirectly bear expenses relating to the distribution of Liquidity Class securities of which the Trust is the issuer.

            Section 2. The Trust may incur expenses for the items stipulated in
Section 3 of this Plan, provided that in no event shall the Trust incur reimbursable expenses for Liquidity Class Shares that exceed an annual rate of 0.25% of the Trust's average daily net assets relating to the Class during any fiscal year of the Trust. If there should be more than one series of Trust shares, expenses incurred pursuant to this Plan shall be allocated among the several series of the Trust on the basis of their relative net asset values, unless otherwise determined by a majority of the Qualified Trustees. In addition, the Trust may pay the Distributor a fee of up to 0.25% of the Liquidity Class Funds' average daily net assets which the distributor can use to compensate certain financial institutions which provide administrative and/or distribution services to Liquidity Class Shareholders relating to the Trust. The actual fee paid to the administrators will be negotiated based on the extent and quality of services provided but may not exceed 0.25% of the Liquidity Class Funds' average daily net assets. To the extent that any Liquidity Class Funds reimburse expenses or make payments pursuant to this Plan and/or their separate shareholder servicing plan for Liquidity Class Shares, the total of such reimbursements and payments may not exceed, on an annual basis, 0.25% of the average daily net assets of any such Fund's Liquidity Class Shares.

            Section 3. Reimbursable expenses permitted pursuant to this Plan shall include the following expenses incurred with respect to the Liquidity Class securities:

            (a) the incremental printing costs incurred in producing for and distributing to persons other than current Shareholders of the Trust, the reports, prospectuses,

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                  notices and similar materials that are prepared by the Trust for current Shareholders;

            (b) the cost of complying with state and federal laws pertaining to the distribution of the Trust's shares;

            (c)   advertising;

            (d) the costs of preparing, printing and distributing any literature used in connection with the offering of the Trust's shares and not covered by Section 3(a) of this Plan;

            (e) expenses incurred in connection with the promotion and sale of the Trust's shares including, without limitation, travel and communication expenses and expenses for the compensation of and benefits for sales personnel; and

            (f) any other expenses reasonably incurred in connection with the distribution and marketing of the Liquidity Class securities subject to approval of a majority of the Qualified Trustees;

            Section 4. This Plan shall not take effect until it has been approved (a) by a vote of at least a majority of the outstanding voting securities in Liquidity Class of the Trust; and (b) together with any related agreements, by votes of the majority of both (i) the Trustees of the Trust and
(ii) the Qualified Trustees, cast in person at a Board of Trustees meeting called for the purpose of voting on this Plan or such agreement.

            Section 5. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Part (b) of
Section 4 herein for the approval of this Plan.

            Section 6. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

            Section 7. This Plan may be terminated at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the Trust's outstanding voting securities.

            Section 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of Shareholders holding a majority of the Trust's outstanding voting securities, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

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            Section 9. This plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of Shareholders holding a majority of the outstanding voting securities in the Liquidity Class of the Trust, and all material amendments to this Plan shall be approved in the manner provided in Part (b) of Section 4 herein for the approval of this Plan.

            Section 10. As used in this Plan, (a) the term "Qualified Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

            Section 11. Nothing in this Plan shall operate or be construed to limit the extent to which the Trust's Sponsor, Manager, Distributor, or Investment Adviser or any other person, other than the Trust, may incur costs out of their own monies and bear expenses associated with the distribution of securities of which the Trust is the issuer.

            Section 12. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

            Section 13. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

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                                    EXHIBIT A
                               NATIONS FUNDS TRUST

1.    Nations California Tax-Exempt Reserves

2.    Nations Cash Reserves

3.    Nations Government Reserves

4.    Nations Money Market Reserves

5.    Nations Municipal Reserves

6.    Nations New York Tax-Exempt Reserves

7.    Nations Tax-Exempt Reserves

8.    Nations Treasury Reserves

Approved: November 28, 2001
Last Amended: January 1, 2004